Exhibits

Sub-Item 77C: Submission of matters to a vote of security holders

	On September 15, 2010, the sole shareholder of the Driehaus Select Credit Fund of Driehaus Mutual Funds (the
"Trust") adopted, in lieu of a meeting of shareholders, the following resolution:

	RESOLVED, that the Investment Advisory Agreement between the Trust and Driehaus Capital Management
LLC, as amended by the Letter Agreement dated
September 30, 2010 with respect to the Fund, in the form attached hereto, is hereby approved.